EMAIL: SFELDMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2234

July 30, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Construction

Re:
HF Enterprises Inc.

Form S-1
Filed December 23, 2019
File No. 333-235693

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter dated January 13, 2020, with respect to the Company’s Registration Statement on Form S-1 filed with the SEC on December 23, 2019, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Stacie Gorman, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

July 30, 2020

Comments and Responses

Form S-1

General

1.
We note your response to comment 11 of our letter dated December 10, 2018. Your disclosure currently states that this sole and exclusive forum provision will not apply in those instances where there is exclusive federal jurisdiction, including but not limited to actions arising under the Securities Act or the Exchange Act. Please note that Section 27of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If you intend to exclude the exclusive forum provision from all actions arising under the Securities Act and the Exchange Act, please revise your disclosure and certificate of incorporation accordingly.

Response: In response to the SEC’s comment, the Company has added the language marked below to the risks factors, description of capital stock and the certificate of incorporation. These changes were previously discussed and cleared by Ms. Gorman of the staff.

Page 26:

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided that these provisions of our certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to the selection of an alternative forum.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Further, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

July 30, 2020

Page 81:

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided that these provisions of our certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to the selection of an alternative forum.

Article VIII of Certificate of Incorporation:

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim arising pursuant to any provision of the DGCL, or (D) any action asserting a claim governed by the internal affairs doctrine as such doctrine exists under the law of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This paragraph of Article VIII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Certificate of Incorporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Income (Expense), page 38

2.
We note your disclosure that the Company had other expenses of $8,624,344 and $6,146,279 in the nine months ended September 30, 2019 and September 30, 2018, respectively. These amounts are inconsistent with your statements of operations on page F-2. Please revise to correct these discrepancies.

Response: The Company has reviewed the disclosure of other expenses under MD&A in the Amendment to correct any discrepancies.

July 30, 2020

Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.2 Independent Registered Public Accounting Firm’s Consent, page II-3

3.
Please revise to include an updated auditors’ consent.

Response: The auditors’ consent in the Amendment is currently dated.

The Company respectfully requests the staff’s review of the Amendment on an expedited basis in order to meet the Company’s goal of an August 2020 initial public offering.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Mr. Jorge Bonilla
      Mr. Daniel Gordon
      Sonia Barros, Esq., Assistant Director
      Michael Gershon, Esq.
      Thomas Poletti, Esq.